328 - 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710
MAG Silver Corp.	October 15, 2008
For Immediate Release	NR#08-19

MAG Silver Establishes Special Committee of the Board of Directors and Advises Shareholders of Certain Facts

MAG Silver (MAG-TSX, MVG-NYSE.A/US) (“MAG” or the “Company”) has formed a Special Committee of the Board of Directors to look at strategic alternatives for the Company. This is in response to Fresnillo plc’s acquisition of 9,746,193 of the issued and outstanding shares of the Company representing a 19.83% interest (see Table “A” below).  Fresnillo is the Company’s joint venture partner in, and operator of, MAG’s core asset, 44% of the Minera Juanicipio Joint Venture.

The Committee has engaged Macquarie Capital Markets Canada Ltd. to act as its financial advisor and Davies Ward Phillips & Vineberg LLP to act as its legal advisor.

On August 3, 2007 the Company adopted a shareholders’ rights plan to prevent creeping acquisitions of control and ensure that shareholders are treated fairly in a change of control situation. The rights plan will be triggered if Fresnillo acquires 20% or more of the Company’s shares other than pursuant to an offer made to all of the Company’s shareholders that otherwise complies with the permitted bid provisions of the rights plan. Please see MAG’s Notice dated December 19, 2007 and the Company's Management Information Circular dated December 17, 2007 for more details on the Shareholder Rights Plan. Both are available at www.sedar.com.

In light of the recent purchases by Fresnillo of MAG shares the Company would like to draw attention to certain information that now appears increasingly relevant to MAG shareholders:

1)

Drilling is ongoing at the Valdecañas Vein on the Juanicipio Property with 4 drill rigs, funded by MAG and Fresnillo. A number of holes completed have not been released at this time and assays are outstanding.

2)

Fresnillo has reported extensions of the Valdecañas vein east and west of the of the joint venture ground (August 19, 2008, Fresnillo six month report). A projection of the Valdecañas Vein further to the west suggests it may trend back onto joint venture ground. The joint holdings have not been extensively tested in the area of this projection.

3)

Fresnillo completed an initial public offering in Europe in the Spring of 2008. In its prospectus for that offering, which was embargoed by Fresnillo from distribution in North American Jurisdictions (see the Fresnillo website), Fresnillo's qualified person reported resources for the Valdecañas Vein calculated as at December, 2007, (disclosed by MAG in compliance with Canadian Securities NI 43-101 in July, 2008). The Fresnillo qualified person then goes on to state that; ”recent drilling results at Valdecañas has (sic) intersected significant gold and silver mineralization across substantial widths outside the present resource outline” and that “there is a strong likelihood that the current drilling programme will expand the size of the Valdecañas deposit”.

4)

Fresnillo has reported that it is preparing an updated resource calculation on Valdecañas which is due for publication in late 2008. However, MAG has not been privy to the geo-statistical model or ongoing work on this updated resource calculation.

5)

In the Fresnillo prospectus, the Valdecañas Vein and the Juanicipio Property are included in what Fresnillo describes as the “Fresnillo II Project”. The following are excerpts from that prospectus:

•

“The Fresnillo Group has established plans for and has already made significant investment in the development of a further underground mine adjacent to the existing Fresnillo mine. Fresnillo II is planned to be of approximately equivalent size to the existing Fresnillo Mine”.

•

“The Saucito and Jarillias veins will be exploited first followed by the Valdecañas Vein…..The conceptual mine plan includes indicated and inferred resources and the resources include 100 % of the Valdecañas resources (of which Fresnillo owns 56%)”. *

*(Fresnillo specifically noted that this is a conceptual plan only, being based on inferred resources).

6)

Fresnillo has unilaterally initiated an excavation to the east of the Juanicipio Property boundary which appears to be headed directly toward the Valdecañas Vein on the Juanicipio Property.

The format and schedule for production and the conceptual mine plan described in Fresnillo’s prospectus were not provided to, settled with, or approved by MAG. In fact, no development plans of any nature for the Valdecañas Vein have been the subject of a joint venture budget, bankable feasibility study or production decision as required by the shareholders agreement between MAG and Fresnillo. The shareholders agreement requires approval, by a 60% vote, of any major budget, any feasibility study and any production decision for the Juanicipio Property. MAG holds 44% of the voting shares of Minera Juanicipio S.A. de C.V., the joint venture company holding the Juanicipio Property.

MAG has been unsuccessful in establishing a date on which Fresnillo personnel will make themselves available for the initial board meeting of Minera Juanicipio S.A. de C.V. MAG will make every effort to have that meeting held and also to obtain, and then provide to its shareholders, all further information in possession of Fresnillo but not yet provided to MAG regarding or affecting the Juanicipio Property.

Table “A” – Summarized from Fresnillo plc’s October 7, 2008 Schedule 13D filed with the U.S. Securities and Exchange Commission:

MAG Shares	Price	Date	Purchaser
621,577	$0.97	Apr 21, 2005	Minas Peñoles
245,716	$2.35	Feb 24, 2006	IPSA
150,000	$8.10	Feb 13, 2007	Minas Peñoles
275,200	$14.35	Jul 23, 2007	Minas Peñoles
100,000	$12.00	Aug 27, 2007	Minas Peñoles
100,000	$14.35	Oct 16, 2007	Minas Peñoles
185,600	$14.10	Mar 07, 2008	Minas Peñoles
450,200	$4.82	Sep 18, 2008	Fresnillo
105,300	$4.77	Sep 19, 2008	Fresnillo
5,000,000	$5.31	Sep 22, 2008	Fresnillo
2,512,600	$5.00	Oct 7, 2008	Fresnillo
9,746,193

About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext US under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Forward Looking Statements

Neither the TSX nor the American Stock Exchange Alternext U.S. LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts that address future mineral production, reserve potential, inferred resources in exploration drilling, exploitation activities and events or developments that MAG expects, are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

MAG does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary Note Regarding Excerpts from Fresnillo's Filings

This press release contains excepts from, and references information in, Fresnillo's prospectus and other filings which are qualified in their entirety by the more detailed information contained in Fresnillo's prospectus and other filings in the United Kingdom.  Readers are encouraged to consult such filings which are available from the websites of Industrias Peñoles, S.A.B. de C.V (http://www.penoles.com.mx/penoles/ingles/index.php) and Fresnillo plc (http://www.fresnilloplc.com/ index.html).  While MAG has no reason to believe that such information is inaccurate or incomplete, MAG does not assume any responsibility for the accuracy or completeness of such information.

Notes To Investors Regarding The Use Of Resources

Cautionary Note To Investors Concerning Estimates Of Measured And Indicated Resources.

This press release may use the terms, or refer to, "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note To Investors Concerning Estimates Of Inferred Resources.

This press release may use the term "inferred resources" or refer to resources which are "inferred resources" under Canadian securities regulations. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.